AGREEMENT BY AND BETWEEN
The Conway National Bank
Conway, South Carolina
and
The Comptroller of the Currency

The Conway National Bank, Conway, South Carolina ("Bank"), and the Comptroller of the Currency of the United States of America ("Comptroller") wish to protect the interests of the depositors, other customers, and shareholders of the Bank, and, toward that end, wish the Bank to operate safely and soundly and in accordance with all applicable laws, rules and regulations.

The Comptroller, through his National Bank Examiner, has examined the Bank and his findings are contained in the Report of Examination ("ROE") for the examination that commenced on July 26, 2010. The Comptroller has found unsafe and unsound banking practices relating to credit administration and risk management systems at the Bank.

In consideration of the above premises, it is agreed, between the Bank, by and through its duly elected and acting Board of Directors ("Board"), and the Comptroller, through his authorized representative, that the Bank shall operate at all times in compliance with the articles of this Agreement.

ARTICLE I

JURISDICTION

(1)   This Agreement shall be construed to be a "written agreement entered into with the agency" within the meaning of 12 U.S.C. § 1818(b)(1).

(2)   This Agreement shall be construed to be a "written agreement between such depository institution and such agency" within the meaning of 12 U.S.C. § 1818(e)(1) and 12 U.S.C. § 1818(i)(2).

(3)   This Agreement shall be construed to be a "formal written agreement" within the meaning of 12 C.F.R. § 5.51(c)(6)(ii). See 12 U.S.C. § 1831i.

(4)   This Agreement shall be construed to be a "written agreement" within the meaning of 12 U.S.C. § 1818(u)(1)(A).

(5)   All reports or plans which the Bank or Board has agreed to submit to the Assistant Deputy Comptroller pursuant to this Agreement shall be forwarded to:

Kent D. Stone
Assistant Deputy Comptroller
Carolinas Field Office
212 South Tryon Street, Suite 700
Charlotte, North Carolina 28281

ARTICLE II

COMPLIANCE COMMITTEE

(1)   Within thirty (30) days of the date of this Agreement, the Board shall appoint a Compliance Committee of at least five (5) directors, of which no more than one (1) shall be an employee or controlling shareholder of the Bank or any of its affiliates (as the term "affiliate" is defined in 12 U.S.C. § 371c(b)(1)), or a family member of any such person. Upon appointment, the names of the members of the Compliance Committee and, in the event of a change of the membership, the name of any new member shall be submitted in writing to the Assistant Deputy Comptroller. The Compliance Committee shall be responsible for monitoring and coordinating the Bank's adherence to the provisions of this Agreement.

(2)   The Compliance Committee shall meet at least monthly.

(3)   Within thirty (30) days of the date of this Agreement and quarterly thereafter, the Compliance Committee shall submit a written progress report to the Board setting forth in detail:

(a) a description of the action needed to achieve full compliance with each

Article of this Agreement;

(b) actions taken to comply with each Article of this Agreement; and

(c) the results and status of those actions.

(4) The Board shall forward a copy of the Compliance Committee's report, with any additional comments by the Board, to the Assistant Deputy Comptroller within ten (10) days of receiving such report.

ARTICLE III

BOARD OVERSIGHT

(1) Within one hundred twenty (120) days, the Compliance Committee shall complete a review of Board supervision presently being provided to the Bank to ensure that the Bank has competent and effective Board and management to carry out the Board's policies, to operate the Bank in a safe and sound manner, and ensure compliance with this Agreement, applicable laws, rules and regulations. The findings and recommendations of the Compliance Committee shall be set forth in a written report to the Board. At a minimum, the report shall consider:

(a) an assessment of the Board committees to ensure members are

knowledgeable of areas delegated to the respective committees;

(b) an assessment of whether Board members are receiving timely and

adequate information on the condition, risks and operations of the Bank to

enable them to fulfill their fiduciary responsibilities and other

responsibilities under law;

(c)   an assessment of Board processes in place to respond to the findings of

control functions, such as internal audit, loan review and compliance, and

to determine appropriate corrective actions, assignment of management

responsibilities, tracking progress, and enforcing accountability; and

(d)   recommendations to correct or eliminate any other deficiencies in the

supervision or organization structure of the Bank.

(2)   Within sixty (60) days after completion of the review required by paragraph (1), the

Board shall develop, adopt and thereafter ensure Bank implementation and adherence to a written

plan, with specific time frames, that will correct any deficiencies identified above.

(3)   Copies of the Board's written plan shall be forwarded to the Assistant Deputy

Comptroller. The Assistant Deputy Comptroller shall retain the right to determine the adequacy

of the report and its compliance with the terms of this Agreement. In the event the written plan,

or any portion thereof, is not implemented, the Board shall promptly advise the Assistant Deputy

Comptroller, in writing, of specific reasons for deviating from the plan.

ARTICLE IV

STRATEGIC PLAN

(1)   Within sixty (60) days, the Board shall review and revise as necessary, and

thereafter ensure Bank adherence to its written Strategic Plan for the Bank covering at least a

three-year period. The Strategic Plan shall establish objectives for the Bank's overall risk profile,

earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure,

capital adequacy, reduction in the volume of nonperforming assets, product line development, and market segments that the Bank intends to promote or develop, together with strategies to achieve those objectives, and shall, at a minimum, include:

> (a) a mission statement that forms the framework for the establishment of strategic goals and objectives;
>
> (b) the strategic goals and objectives to be accomplished;
>
> (c) specific actions to improve Bank earnings and accomplish the identified strategic goals and objectives;
>
> (d) identification of Bank personnel to be responsible and accountable for achieving each goal and objective of the Strategic Plan, including specific timeframes;
>
> (e) a financial forecast, to include projections for major balance sheet and income statement accounts, targeted financial ratios, and growth projections over the period covered by the Strategic Plan;
>
> (f) a description of the assumptions used to determine financial projections and growth targets;
>
> (g) a management employment and succession program to promote the retention and continuity of capable management;
>
> (h) a description of systems to monitor the Bank's progress in meeting the Strategic Plan's goals and objectives.

(2) At least quarterly, the Board shall review financial reports and earnings analyses prepared by the Bank that evaluate the Bank's performance against the goals and objectives established in the Strategic Plan, as well as the Bank's written explanation of significant differences between actual and projected balance sheet, income statement, and expense accounts,

including descriptions of extraordinary and/or nonrecurring items. The Bank shall submit a copy of these reports to the Assistant Deputy Comptroller upon completion.

(3)   At least quarterly, the Board shall prepare a written evaluation of the Bank's performance against the Strategic Plan, based on the Bank's monthly reports, analyses, and written explanations of any differences between actual performance and the Bank's strategic goals and objectives, and shall include a description of the actions the Board will require the Bank to take to address any shortcomings, which shall be documented in the Board meeting minutes. The Board shall submit a copy of the evaluation and Board minutes to the Assistant Deputy Comptroller.

(4)   Prior to adoption by the Board, a copy of the Strategic Plan, and any subsequent amendments or revisions, shall be forwarded to the Assistant Deputy Comptroller for a prior written determination of no supervisory objection. Upon receiving a written determination of no supervisory objection from the Assistant Deputy Comptroller, the Board shall adopt and the Bank shall immediately implement and adhere to the Strategic Plan.

ARTICLE V

CAPITAL PLAN

(1)   Within sixty (60) days, the Board shall review and revise as necessary, and thereafter ensure Bank adherence to its three-year capital program. The program shall include:

(a)   specific plans for the maintenance of adequate capital levels in relation to the bank's risk profile;

(b)   projections for growth and capital requirements based upon a detailed analysis of the Bank's assets, liabilities, earnings, fixed assets, and off-balance sheet activities;

(c)   projections of the sources and timing of additional capital to meet the Bank's current and future needs;

(d)   identification of the primary source(s) from which the Bank will strengthen its capital structure to meet the Bank's needs;

(e)   contingency plans that identify alternative methods should the primary source(s) under subpart (d) above not be available;

(f)   a dividend policy that permits the declaration of a dividend only:

i.   when the Bank is in compliance with its approved capital program;

ii.   when the Bank is in compliance with 12 U.S.C. §§ 56 and 60; and

iii.   after obtaining a prior written determination of no supervisory objection from the Assistant Deputy Comptroller; and

(g)   a periodic review of Board approved capital minimums. Capital minimums should be based on the Board's analysis of the risk profile of the bank, and not regulatory minimums.

(2)   Upon completion, the Bank's capital program shall be submitted to the Assistant Deputy Comptroller for prior determination of no supervisory objection. Upon receiving a determination of no supervisory objection from the Assistant Deputy Comptroller, the Bank shall implement and adhere to the capital program. The Board shall review and update the Bank's capital program on an annual basis, or more frequently if necessary. Copies of the reviews and updates shall be submitted to the Assistant Deputy Comptroller.

ARTICLE VI

INTERNAL AUDIT

(1)   Within sixty (60) days, the Board shall review and revise as necessary, and thereafter ensure Bank adherence to its independent, internal audit program sufficient to:

        (a)   detect irregularities and weak practices in the Bank's operations;

        (b)   determine the Bank's level of compliance with all applicable laws, rules and regulations;

        (c)   assess and report the effectiveness of established policies, procedures, controls, and management oversight;

        (d)   adequately cover all areas; and

        (e)   establish an annual audit plan using a risk based approach sufficient to achieve these objectives.

(2)   As part of this audit program, the Board shall continue to evaluate the audit reports of any party providing services to the Bank, and shall assess the impact on the Bank of any audit deficiencies cited in such reports.

(3)   The Board shall ensure that the audit function is supported by an adequately staffed department or outside firm(s), with respect to both the experience level and number of the individuals employed.

(4)   The Board shall ensure that immediate actions are undertaken to remedy deficiencies cited in audit reports,

(5)   The Board shall ensure all deficiencies identified by audit and/or regulatory agencies are appropriately monitored and reported through a factually accurate tracking report.

(6)   The Board shall ensure prompt follow-up testing is performed.

(7)   Upon adoption, a copy of the internal audit program shall be promptly submitted to the Assistant Deputy Comptroller.

ARTICLE VII

CREDIT RISK

(1)   Within sixty (60) days, the Board shall develop, implement, and thereafter ensure Bank adherence to a written program to reduce the high level of credit risk in the Bank and strengthen credit risk identification practices. The program shall include, but not be limited to:

(a)   an action plan to reduce the high level of credit risk in the Bank;

(b)   procedures which strengthen management of credit operations and the maintenance of an adequate, qualified staff in all loan functional areas;

(c)   implementation of an effective training program for all lending staff;

(d)   a performance appraisal process, including performance appraisals, job descriptions, and performance incentive programs for loan officers, which adequately consider their performance relative to policy compliance, documentation standards, accuracy in grading, and other loan administration matters.

(e)   credit risk rating definitions consistent with applicable regulatory guidance, including income accrual status;

(f)   procedures to ensure that extensions of credit are granted, by renewal or otherwise, to any borrower only after obtaining and analyzing current, complete and satisfactory credit information on the borrower and any guarantor;

(g)   procedures to ensure that pre- and post-funding analysis is comprehensive

and includes a complete analysis of the primary source of repayment,

guarantor support, and collateral value. Analysis must include assessment

and verification of contingent liabilities, and liquid assets when

consideration is given as part of the loan approval process;

(h)   procedures to measure the success of workout activities;

(i)   procedures which strengthen credit underwriting and limit the number of

exceptions to prudent underwriting guidelines to an acceptable level of

risk;

(j)   procedures for early problem loan identification; and

(k)   procedures to ensure accurate and timely risk grades, including loss

recognition and identification of nonaccrual loans.

(2)   A written description of the programs required by paragraph (1) of this Article shall
be forwarded to the Assistant Deputy Comptroller upon implementation

(3)   At least quarterly, the Board shall prepare a written assessment of the Bank's credit
risk, which shall evaluate the Bank's progress under the aforementioned program. Upon
completion, the Board shall submit a copy of this assessment to the Assistant Deputy
Comptroller.

ARTICLE VIII

CRITICIZED ASSETS

(1)   The Bank shall take immediate and continuing action to protect its interest in those
assets criticized in the ROE, in any subsequent Report of Examination, by internal or external

loan review, in any list provided to management by the National Bank Examiners during any examination or in any report prepared by the bank.

(2)   Within sixty (60) days, the Board shall review and revise as necessary, and thereafter ensure Bank adherence to its written program designed to eliminate the basis of criticism of assets criticized in bank reports, the Report of Examination ("ROE"), in any subsequent ROE, or by any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination rated as "doubtful," "substandard," or "special mention." The program shall include the development of Criticized Asset Reports ("CARs") for all credit relationships totaling, in aggregate, five hundred thousand dollars ($500,000) or more that are criticized as "doubtful," "substandard," or "special mention." Each CAR shall cover an entire credit relationship and include, at a minimum, an analysis and documentation of the following:

(a)   the origination date and any renewal or extension dates, amount, purpose of the loan or other asset, and the originating and current handling officer(s);

(b)   the expected primary and secondary sources of repayment, and an analysis of the adequacy of the repayment sources;

(c)   the appraised value of supporting collateral and the position of the Bank's lien on such collateral, where applicable, as well as other necessary documentation to support the current collateral valuation;

(d)   an analysis of current and complete credit information, including global cash flow analysis where loans are to be repaid from operations;

(e)   results of any impairment analysis;

(f)   significant developments, including a discussion of changes since the prior CAR, if any; and

(g)   the proposed action to eliminate the basis of criticism and the time frame for its accomplishment, including an appropriate exit strategy.

(3)   Upon adoption, a copy of the program for all criticized assets equal to or exceeding five hundred thousand dollars ($500,000) shall be forwarded to the Assistant Deputy Comptroller on a quarterly basis.

(4)   The Bank may extend credit, directly or indirectly, including renewals, extensions or capitalization of accrued interest, to a borrower whose loans or other extensions of credit are criticized in the ROE, in any subsequent ROE, in any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination and whose aggregate loans or other extensions exceed five hundred thousand dollars ($500,000) only if each of the following conditions is met:

(a)   the Board or designated committee finds that the extension of additional credit is necessary to promote the best interests of the Bank and that prior to renewing, extending or capitalizing any additional credit, a majority of the full Board (or designated committee) approves the credit extension and records, in writing, why such extension is necessary to promote the best interests of the Bank; and

(b)   a comparison to the written program adopted pursuant to this Article shows that the Board's formal plan to collect or strengthen the criticized asset will not be compromised.

(5)   A copy of the approval of the Board or of the designated committee shall be maintained in the file of the affected borrower.

ARTICLE IX

APPRAISAL PROCESS

(1)   The Board shall require and the Bank shall obtain a current independent appraisal or updated appraisal, in accordance with 12 C.F.R. Part 34, on any loan in the amount of five hundred thousand dollars ($500,000) or more that is secured by real property:

  (a)   where the loan was criticized in the most recent ROE or by the Bank's loan review and the most recent independent appraisal is more than twelve (12) months old; or

  (b)   where the borrower has failed to comply with the contractual terms of the loan agreement and the Bank's analysis of current financial information does not support the ongoing ability of the borrower or guarantor(s) to perform in accordance with the contractual terms of the loan agreement and the most recent independent appraisal is more than twelve (12) months old.

(2)   Appraisals criticized during the 2010 exam and required by this Article shall be ordered within thirty (30) days, and certification by the Board attesting to the completion of the appraisals shall be forwarded to the Assistant Deputy Comptroller along with quarterly progress reports. Going forward, appraisals shall be ordered within thirty (30) days following the event triggering the appraisal requirement, for delivery to the Bank within sixty (60) days of the date the appraisal was ordered.

(3)   Within thirty (30) days, the Board shall ensure policies and procedures are implemented to ensure compliance with Interagency Appraisal and Evaluation Guidelines adopted on December 10, 2010 as discussed in OCC Bulletin 2010-42, "Sound Practices for Appraisals and Evaluations."

(4)   Within thirty (30) days, the Board shall require and the Bank shall develop and implement an independent review and analysis process to ensure that appraisals conform to appraisal standards and regulations. The appraisal review and analysis process shall ensure that appraisals are:

>   (a)   performed in accordance with 12 C.F.R. Part 34;
>
>   (b)   consistent with OCC Bulletin 2010-42, "Sound Practices for Appraisals and Evaluations.";
>
>   (c)   consistent with the guidance in OCC Bulletin 2005-6, "Appraisal Regulations and the Interagency Statement on Independent Appraisal and Evaluation Functions: Frequently Asked Questions" (March 22, 2005); and;
>
>   (d)   consistent with OCC Advisory Letter 2003-9, "Independent Appraisal and Evaluation Function" (October 28, 2003).

(5)   Written documentation supporting each appraisal review and analysis shall be retained in the loan file, along with the appraisal.

ARTICLE X

LIQUIDITY RISK MANAGEMENT

(1)   The Board shall immediately ensure liquidity risk management practices are

strengthened. Such actions must include, but are not limited to:

      (a)   developing appropriate policies and procedures to govern wholesale

            funding activities, including the establishment of internal limits on

            funding concentrations;

      (b)   implementing a process to identify, measure, and monitor the Bank's

            rollover risk in contractual funding sources (*e.g.*, Fed Funds Purchased,

            Correspondent Lines, Repurchase Agreements, Certificates of Deposit,

            Federal Home Loan Bank Advances); and

      (c)   reviewing, revising and expanding, as necessary, its contingency funding

            planning to include quantitative stress scenarios and a process for regular

            testing of the plan to ensure it is operationally robust.

(2)   The Board shall review the Bank's liquidity on a quarterly basis. Reports shall set

forth liquidity requirements and sources, and establish a contingency plan. Copies of these

reports shall be forwarded to the Assistant Deputy Comptroller in the Bank's quarterly report to

the Assistant Deputy Comptroller.

ARTICLE XI

CLOSING

(1)   Although the Board has agreed to submit certain programs and reports to the

Assistant Deputy Comptroller for review or prior written determination of no supervisory objection, the Board has the ultimate responsibility for proper and sound management of the Bank.

(2)   It is expressly and clearly understood that if, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him/her by the several laws of the United States of America to undertake any action affecting the Bank, nothing in this Agreement shall in any way inhibit, stop, bar, or otherwise prevent the Comptroller from so doing.

(3)   Any time limitations imposed by this Agreement shall begin to run from the effective date of this Agreement. Such time requirements may be extended in writing by the Assistant Deputy Comptroller for good cause upon written application by the Board.

(4)   The provisions of this Agreement shall be effective upon execution by the parties hereto and its provisions shall continue in full force and effect unless or until such provisions are amended in writing by mutual consent of the parties to the Agreement or excepted, waived, or terminated in writing by the Comptroller.

(5)   In each instance in this Agreement in which the Board is required to ensure adherence to, and undertake to perform certain obligations of the Bank, it is intended to mean that the Board shall:

(a)   authorize and adopt such actions on behalf of the Bank as may be necessary for the Bank to perform its obligations and undertakings under the terms of this Agreement;

(b)   require the timely reporting by Bank management of such actions directed by the Board to be taken under the terms of this Agreement;

(c)   follow-up on any non-compliance with such actions in a timely and appropriate manner; and

        (d)   require corrective action be taken in a timely manner of any non-

compliance with such actions.

(6)   This Agreement is intended to be, and shall be construed to be, a supervisory "written agreement entered into with the agency" as contemplated by 12 U.S.C. § 1818(b)(1), and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States. Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract, the Comptroller may enforce any of the commitments or obligations herein undertaken by the Bank under his supervisory powers, including 12 U.S.C. § 1818(b)(1), and not as a matter of contract law. The Bank expressly acknowledges that neither the Bank nor the Comptroller has any intention to enter into a contract. The Bank also expressly acknowledges that no officer or employee of the Office of the Comptroller of the Currency has statutory or other authority to bind the United States, the U.S. Treasury Department, the Comptroller, or any other federal bank regulatory agency or entity, or any officer or employee of any of those entities to a contract affecting the Comptroller's exercise of his supervisory responsibilities. The terms of this Agreement, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller, has hereunto set his hand on behalf of the Comptroller.

/s/Kent D. Stone	June 7, 2011
Kent D. Stone	Date
Assistant Deputy Comptroller	
Carolinas Field Office	

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of the Bank, have hereunto set their hands on behalf of the Bank.

/s/James W. Barnette, Jr.	June 7, 2011
James W. Barnette, Jr.	Date
/s/William R. Benson	June 7, 2011
William R. Benson	Date
/s/Harold G. Cushman, III	June 7, 2011
Harold G. Cushman, III	Date
/s/W. Jennings Duncan	June 7, 2011
W. Jennings Duncan	Date
/s/Edward T. Kelaher	June 7, 2011
Edward T. Kelaher	Date
/s/William O. Marsh	June 7, 2011
William O. Marsh	Date
/s/George F. Sasser	June 7, 2011
George F. Sasser	Date
/s/Lynn G. Stevens	June 7, 2011
Lynn G. Stevens	Date

The Conway National Bank
Conway, South Carolina

CRITICIZED ASSET REPORT AS OF: _____

BORROWER(S):

ASSET BALANCE(S) AND OCC RATING (SM, SUBSTANDARD, DOUBTFUL OR LOSS):

$ _____   CRITICISM _____

AMOUNT CHARGED OFF TO DATE _____

FUTURE POTENTIAL CHARGE-OFF _____

PRESENT STATUS (Fully explain any increase in outstanding balance; include past due status, nonperforming, significant progress or deterioration, etc.):

FINANCIAL AND/OR COLLATERAL SUPPORT (include brief summary of most current financial information, appraised value of collateral and/or estimated value and date thereof, bank's lien position and amount of available equity, if any, guarantor(s) info, etc.):

PROPOSED PLAN OF ACTION TO ELIMINATE ASSET CRITICISM(S) AND TIME FRAME FOR ITS ACCOMPLISHMENT:

IDENTIFIED SOURCE OF REPAYMENT AND DEFINED REPAYMENT PROGRAM (repayment program should coincide with source of repayment):

Use this form for reporting each criticized asset that exceeds five hundred thousand dollars ($500,000) and retain the original in the credit file for review by the examiners. Submit your reports quarterly until notified otherwise, in writing, by the Assistant Deputy Comptroller.